Filed by Companhia Siderurgica Nacional
                  under its name translated into English: National Steel Company pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                Subject Company: Wheeling-Pittsburgh Corporation
                                                  Commission File No.: 000-50300



         On November 14, 2006, Companhia Siderurgica Nacional issued the following press release concerning the proposed strategic alliance between Companhia Siderurgica Nacional and Wheeling-Pittsburgh Corporation. The following press release contains forward looking statements as discussed more fully below.


FOR IMMEDIATE RELEASE

                    CSN PROVIDES SIGNIFICANTLY IMPROVED OFFER
                       TO WHEELING-PITTSBURGH SHAREHOLDERS

                               New Offer Includes:

                 Increased Contribution by CSN into the Merger,
                        Strengthening the Balance Sheet;

       Ability for Wheeling-Pittsburgh Shareholders to Participate Further
                    in Upside Potential of Combined Company;

                   Higher Cash Value for Depositary "B" Shares

                  SAO PAOLO, BRAZIL, NOVEMBER 14, 2006 Companhia Siderurgica Nacional ("CSN") (NYSE: SID) today sent a letter to the Board of Directors of Wheeling-Pittsburgh Corporation (NASDAQ: WPSC) containing a substantially enhanced offer to Wheeling-Pittsburgh shareholders as they consider the pending merger of Wheeling-Pittsburgh with CSN's North American assets.

                  Specifically, the letter outlines the following:

o As consideration for CSN's 49.5% interest in the combined company (the "Company"), CSN will contribute an incremental $50 million of cash to Wheeling-Pittsburgh, in addition to the contribution of: CSN LLC; the Slab Supply Agreement, that provides very favorable working capital terms and credit to Wheeling-Pittsburgh; the Exclusivity Agreement, that provides Wheeling-Pittsburgh exclusive marketing rights in North America for CSN products; and the Technology Sharing Agreement;

o CSN will increase the value of the depositary "B" share to $32 from $30, which CSN will be required to redeem in four years;

o     CSN will reduce the Company's Convertible Debt to $175 million; and

o CSN would seek to commit the Company to a rights offering one year after-closing of the merger so that non-CSN shareholders would have the option to purchase up to 4.6 million shares (equal to half of shares underlying Convertible Debt) at the Convertible Debt strike price

                  The revised offer follows continued conversations with major Wheeling-Pittsburgh shareholders, and is responsive to their diverse aims and objectives. This offer:

o IMPROVES THE ECONOMIC CONSIDERATION TO THE UNDERLYING MERGER, which responds to questions regarding the appropriateness of the value of CSN's assets being contributed;
o INCREASES THE "CASH" COMPONENT BY RAISING THE VALUE OF THE DEPOSITORY "B" SHARE TO $32, and represents $24.41 in present value assuming a 7% yield-to-maturity, which implies a 34% premium to the closing price of $18.24 as of November 13, 2006. As an expression of its confidence in the benefits of the merger, CSN will take the risk that if it is unable to resolve any successorship issues with the USW, it will commit to sell shares in order to remain below 50% of ownership while purchasing the B shares;
o STRENGTHENS THE BALANCE SHEET, by increasing the equity contribution by $50 million cash and reducing the Convertible Debt by $50 million;
o RETAINS THE MERGER STRUCTURE THAT PROVIDES SHAREHOLDERS FREEDOM OF CHOICE TO TAKE EITHER "B" SHARE CASH OR EQUITY UPSIDE, which is in response to significant shareholder interest in continuing its equity participation;
o IMPROVES SHAREHOLDERS' ABILITY TO PARTICIPATE FURTHER IN FUTURE UPSIDE, through a rights offering at the end of the first year following completion of the merger; and
o PROVIDES CURRENT WHEELING-PITTSBURGH SHAREHOLDERS WITH THE ABILITY TO MAINTAIN CONTROL EQUAL TO THEIR 50.5% THROUGH THE COMBINED COMPANY'S MERGER CONSIDERATION AND RIGHTS OFFERING

                  Marcos Lutz, managing director for infrastructure and energy for CSN, said "This is a winning proposition for all Wheeling-Pittsburgh shareholders. We believe we have addressed each aspect of offer, and have improved each component significantly. Wheeling-Pittsburgh shareholders will have more hard value, more options, more control and a stronger combined company. We continue to strongly believe that the proposed combination of our North American assets with Wheeling-Pittsburgh provides significant value creation, and this enhanced offer provides further benefits to Wheeling-Pittsburgh shareholders.

                  "With the annual meeting of shareholders at the end of this week, it is now time for Wheeling-Pittsburgh shareholders to decide. Shareholders can choose to accept this transaction, if the current directors are re-elected," concluded Mr. Lutz.

                  Further, John Hastings, Managing Director of RBC Dain Rauscher, the agent bank for Wheeling-Pittsburgh's federally guaranteed loan said, "We welcome improvements to Wheeling-Pittsburgh's balance sheet, and enhancing the credit worthiness of Wheeling-Pittsburgh will be viewed as a positive by the banking group. The capital contribution contemplated by this revised proposal appears to meet those goals."

                  Under the original Agreement and Plan of Merger previously announced on October 24, 2006, the parties agreed to merge Wheeling-Pittsburgh with a subsidiary of CSN, as a result of which the Wheeling-Pittsburgh shareholders are to receive 50.5% of the combined company and CSN the remaining 49.5%. CSN had also agreed to contribute $225 million in cash through the issuance by the combined company of a convertible debt security.

                  On November 6, 2006, the companies announced an enhanced proposal, under which for each share of Wheeling-Pittsburgh, shareholders will have the choice of electing to receive either i) a share of common stock in the new combined company ("A Share"); ii) a Depositary Share that requires CSN to pay $30 per share in cash four years after the merger ("B Share"); or iii) a combination of A and B Shares. Each B share will represent the same class of common stock as the A Share that is deposited with a depositary and will be subject to a mandatory purchase by CSN for $30 per share on the 4th anniversary of the merger. The total number of B Shares will be limited to 50 percent of the total of A and B shares issued in the merger. The B shares will be listed for trading on the NASDAQ. CSN and the Company are in discussions to finalize the enhancement, subject to an amendment of the existing definitive agreements.


           The CSN Letter and term sheet of the enhanced offer follow:

                         COMPANHIA SIDERURGICA NACIONAL
               Av. Brigadeiro Faria Lima, 3400 - 20(degree) Andar
                04538-132 - Itaim Bibi - Sao Paulo - SP - Brasil


                                November 13, 2006


Board of Directors
Wheeling-Pittsburgh Corporation
1134 Market Street
Wheeling, West Virginia  26003

Members of the Board:

                  We want to express our continuing enthusiasm for creating a new Wheeling-Pittsburgh Corporation that will be financially stronger, and strategically better positioned. We remain committed to this transaction which we believe not only revitalizes Wheeling-Pittsburgh Corporation ("WPC") but also delivers value and growth for its stockholders.

                  We have met with many of WPC's stockholders during the past few weeks and understand that they have differing interests and investment objectives. In order to better address these varying interests, we have enhanced our proposal of November 4, 2006 and hereby submit this revised proposal with respect to the consideration payable to the stockholders of WPC in the merger contemplated by the Agreement and Plan of Merger, dated as of October 24, 2005 (the "Merger Agreement"), by and among Companhia Siderurgica Nacional ("CSN"), CSN Holdings Corp., CSN Acquisition Corp. and WPC. The terms of our revised proposal are set forth in that attached non-binding term sheet.

                  Our revised proposal offers WPC stockholders:

                  o     the right to receive $32 per share from CSN in 4 years

                  o the opportunity to invest in the future of the company through a rights offering a year after the merger at $19 per share

                  o a company with a stronger balance sheet with CSN's cash capital contribution of $50 million as part of the merger

                  We believe that our revised proposal demonstrates CSN's commitment to WPC, a commitment that can only benefit all of WPC's stockholders and employees in the long term as compared to the precarious financial future that would result from any combination with Esmark.

                  Our proposal is subject to negotiation and execution of definitive agreements. We are prepared to meet with you and your advisors to negotiate and finalize documentation immediately upon acceptance of our proposal by WPC's Board of Directors.



                                              Very truly yours,

                                              COMPANHIA SIDERURGICA NACIONAL

                                              /s/ Benjamin Steinbruch
                                              ---------------------------

                                              Name:  Benjamin Steinbruch
                                              Title:   CEO and Chairman



NON-BINDING TERM SHEET

ENHANCED CASH ELECTIVE STRUCTURE

CURRENT MERGER AGREEMENT

         On October 24, 2006, Companhia Siderurgica Nacional ("CSN"), CSN Holdings Corp. ("CSN Holdings"), an indirect, wholly owned subsidiary of CSN, CSN Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of CSN Holdings, and Wheeling-Pittsburgh Corporation ("WPC") entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides for the merger of WPC with and into Merger Sub (the "Merger"), with WPC stockholders receiving 50.5% of the outstanding Common Stock of CSN Holdings and CSN owning the remaining 49.5% of outstanding Common Stock of CSN Holdings. CSN Holdings will be renamed Wheeling-Pittsburgh Corporation ("New WPC") upon the consummation of the Merger. The Merger Agreement also contemplates that at the closing of the Merger, CSN will lend $225 million in cash in exchange for the issuance by New WPC and certain of its subsidiaries of a convertible debt security (the "Convertible Notes") that would be convertible into shares of Common Stock of

New WPC within three years, provided that such additional ownership of equity is not prohibited under the terms of the collective bargaining agreement (the "CBA") then in place between New WPC and the United Steelworkers. Upon conversion of the Convertible Note, CSN's ownership of the outstanding stock of New WPC (the "New WPC Common Stock") would increase to 64%.

ENHANCED PROPOSAL

         Under the enhanced offer, CSN will make a cash contribution to New WPC of $50 million (the "Cash Contribution") as part of the Merger. The amount of CSN's loan will be reduced from $225 million to $175 million in cash and the Convertible Note upon conversion would increase CSN's ownership of New WPC Common Stock to approximately 60.5%. Accordingly, the aggregate amount of the Cash Contribution and the loan by CSN will remain at $225 million. These changes would be reflected in an amendment to the Merger Agreement and a revised version of the agreed-upon form of the Note Purchase Agreement.

         In addition, CSN proposes to provide to WPC stockholders an elective right (i) to receive New WPC Common Stock ("A Shares") and/or (ii) to sell to CSN a portion of the New WPC Common Stock to be received in the Merger in exchange for $32 per share, in cash, payable four years following the Merger (the "B Shares"). Furthermore, New WPC will commit to have a rights offering (the "Rights Offering") one year following the closing of the Merger Agreement. Under the Rights Offering, holders of A Shares, other than CSN, will have the option to purchase their pro-rata portion of 4,600,000 additional A Shares at a price of approximately $19 per share. The participants in the Rights Offering will also have the option to purchase on a pro-rata basis the unsubscribed additional A Shares. The proceeds from the Rights Offering would be applied to reduce the amount of indebtedness outstanding under the Convertible Note. If the Rights Offering is fully subscribed, the net proceeds would reduce the principal amount of the Convertible Note by approximately $87.5 million, which upon conversion would reduce CSN's interest to its original 49.5% level.

         The details of the cash elective structure with respect to the B Shares are set forth below, which would be reflected in an amendment to the Merger Agreement. Certain changes would also be made to the agreed-upon form of Stockholders' Agreement and Registration Rights Agreement to be entered into by CSN and New WPC at the closing of the Merger, as described below. The details of the Rights Offering are also set forth below.

-------------------------------- -----------------------------------------------
MERGER STRUCTURE                 Existing Merger structure, in which WPC will
                                 merge with and into Merger Sub, with WPC stockholders receiving 50.5% of the outstanding Common Stock of New WPC and CSN owning the remaining 49.5%.

-------------------------------- -----------------------------------------------
ELECTION BY WPC STOCKHOLDERS     In the Merger, WPC stockholders can elect (the
TO RECEIVE CASH IN THE FUTURE    "Call Election") at the time of the Merger to
                                 have the shares of New WPC Common Stock they receive in the Merger be subject to a mandatory purchase by CSN (the "Call") for $32 per share
                                 (the "Call Price") on the 4th anniversary of the Merger (the "Call Date"), provided that the aggregate number of shares of New WPC Common
                                 Stock subject to the Call will not exceed 50% of the total number of shares of New WPC Common
                                 Stock issued to WPC stockholders in the Merger, provided, further, that the aggregate value of the Call does not exceed 60% of the total value of the consideration issued to WPC stockholders in the Merger.(1) To the extent that WPC stockholders exercise the Call Election in excess of the foregoing 50% limitation, it would be subject to pro-ration.

____________________
(1) It is anticipated that this will be based on the value on the day before the signing of the amendment to the Merger Agreement and this assumes that there is no other non-stock consideration in connection with the Merger for U.S. federal income tax purposes.

-------------------------------- -----------------------------------------------
DEPOSITARY SHARES                All shares of New WPC Common Stock which are
                                 subject to the Call will be deposited with a Depositary (the "Deposited Common Stock") immediately upon issuance in the Merger and the WPC stockholders who have made the Call
                                 Election will receive depositary shares (the
                                 "Depositary Shares") representing their
                                 interest in the Deposited Common Stock and CSN's Call obligation.

                                 The Depositary Shares will be listed on NASDAQ.

-------------------------------- -----------------------------------------------
CSN'S CALL                       On the Call Date, CSN will be obligated to
                                 purchase all Deposited Common Stock and deposit funds for such purchase with the Depositary.
                                 Upon the delivery of such funds, the Depositary will release all Deposited Common Stock to CSN.

                                 The Depositary will cancel all Depositary
                                 Shares immediately following the receipt of the funds from CSN and the holders of the Depositary Shares will only be entitled to receive the Call Price in exchange for their Depositary Shares.

-------------------------------- -----------------------------------------------
VOTING OF THE DEPOSITED          The Depositary will vote all shares of
COMMON STOCK                     Deposited Common Stock based on instructions
                                 received from the holders of the Depositary
                                 Shares.

-------------------------------- -----------------------------------------------
DISTRIBUTIONS ON THE             All cash, securities and other property
DEPOSITED COMMON STOCK           distributed by New WPC in respect of the
                                 Deposited Common Stock will be held by the Depositary and be released to CSN upon payment to the Depositary of the Call Price.

-------------------------------- -----------------------------------------------
SALE OF NEW WPC COMMON STOCK     The agreed upon form of Stockholders' Agreement
BY CSN                           and Registration Rights Agreement to be entered
                                 into by CSN and New WPC at the time of the Merger will allow for:

                                 o  CSN's ability to sell shares of New WPC
                                    Common Stock for a limited period of time prior to the Call so that in the event CSN's ownership of New WPC cannot increase due to the prohibition under the CBA, its equity ownership in New WPC will not exceed 49.5% upon purchase of the Deposited Common Stock ("Pre-Call Sale"); and
                                 o CSN's ability to require New WPC to register under the Securities Act of 1933, as amended, such number of shares of New WPC Common Stock as CSN would be required to sell in the Pre-Call Sale.

-------------------------------- -----------------------------------------------
GOVERNANCE                       The temporary reduction in CSN's ownership of
                                 New WPC Common Stock resulting from the
                                 Pre-Call Sale will not affect any of CSN's governance rights as stockholder of New WPC.

-------------------------------- -----------------------------------------------
SEC REGISTRATION                 The Depositary Shares will trade as a "Unit"
                                 with CSN's Call obligation. CSN will register its Call obligation on a registration statement on Form F-3.

-------------------------------- -----------------------------------------------
RIGHTS OFFERING                  o  Number of Additional Shares:  4,600,000 A
                                    Shares offered
                                 o  Subscription Price:  Approximately $19 per
                                    share

-------------------------------- -----------------------------------------------
                                 o Eligible Participants: Holders of A Shares, other than CSN, can participate in the Rights Offering and such participants will also have the option to purchase on a pro-rata basis the unsubscribed A Shares
                                 o  Commencement:  One year following the
                                    closing of the Merger
                                 o  Use of Proceeds:  All proceeds used to
                                    payoff a portion of the CSN's loan, and the number shares of New WPC Common Stock that the Convertible Notes are convertible into would be correspondingly reduced

-------------------------------- -----------------------------------------------

THE PROPOSAL SET FORTH IN THIS NON-BINDING TERM SHEET IS SUBJECT TO NEGOTIATION AND EXECUTION OF DEFINITIVE AGREEMENTS BY THE PARTIES WITH RESPECT THERETO.


ABOUT COMPANHIA SIDERURGICA NACIONAL

CSN is a leading global steel producer with operations in Latin America, North America, and Europe. CSN is a fully integrated steel producer, the largest coated steel producer in Brazil, with current capacity of 21.5 million tons of iron ore, 5.6 million tons of crude steel, 5.1 million tons of rolled products and 2.9 million tons of coated steel capacity.

CSN's process is based on the integrated steelworks concept that uses its own sources of iron ore and electrical power supply. In addition, CSN controls logistics assets - ports and railways - that enable an extremely cost efficient and reliable loading and unloading of slabs and ore for deep sea vessels. This integrated steelworks concept allows CSN to be one of the most cost competitive steel producers in the world.

CSN has had operations in the United States since 2001 through its wholly-owned subsidiary CSN LLC (formerly known as Heartland Steel) located at Terre Haute, Indiana. CSN LLC has an annual production capacity of 1 million tons of cold-rolled, galvanized and hot rolled products.

CSN shares are traded on the New York (NYSE) and Sao Paulo (BOVESPA) stock exchanges.

FORWARD-LOOKING STATEMENTS CAUTIONARY LANGUAGE

The information contained in this news release and the investor presentation, other than historical information, consists of forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In particular, statements containing estimates or projections of future operating or financial performance are not historical facts, and only represent a belief based on various assumptions, all of which are inherently uncertain. Forward-looking statements reflect the current views of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, factors relating to (1) the risk that the businesses of CSN Holdings Corp. and Wheeling-Pittsburgh will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the ability of CSN, CSN Holdings Corp. and Wheeling-Pittsburgh to realize the expected benefits from the proposed strategic alliance, including expected operating efficiencies, synergies, cost savings and increased productivity, and the timing of realization of any such expected benefits; (3) lower than expected operating results for Wheeling-Pittsburgh for the remainder of 2006 or for the strategic alliance; (4) the risk of unexpected consequences resulting from the strategic alliance; (5) the risk of labor disputes, including as a result of the proposed strategic alliance or the failure to reach a satisfactory collective bargaining with the production employees; (6) the ability of the strategic alliance to operate successfully within a highly cyclical industry; (7) the extent and timing of the entry of additional competition in the markets in which the strategic alliance will operate; (8) the risk of decreasing prices for the strategic alliance's products; (9) the risk of significant supply shortages and increases in the cost of raw materials, especially carbon slab supply, and the impact of rising natural gas prices; (10) rising worldwide transportation costs due to historically high and volatile oil prices; (11) the ability of the strategic alliance to complete, and the cost and timing of, capital improvement projects, including upgrade and expansion of Wheeling-Pittsburgh's hot strip mill and construction of an additional galvanizing line; (12) increased competition from substitute materials, such as aluminum; (13) changes in environmental and other laws and regulations to which the strategic alliance are subject; (14) adverse changes in interest rates and other financial market conditions; (15) failure of the convertible financing proposed to be provided by CSN to be converted to equity; (16) changes in United States trade policy and governmental actions with respect to imports, particularly with respect to restrictions or tariffs on the importation of carbons slabs; and (17) political, legal and economic conditions and developments in the United States and in foreign countries in which the strategic alliance will operate. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause actual results to differ materially from current expectations. CSN, CSN Holdings Corp. and Wheeling-Pittsburgh assume no duty to update forward-looking statements. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained in CSN's and Wheeling-Pittsburgh's filings with the SEC.

CONTACT INFORMATION

Investors:        Jose Marcos Treiger, Investors Relations Manager,
                  +55-11-3049-7511
Media (U.S.):     Jeremy Fielding or Laura Walters, Kekst and Company,
                  +1-212-521-4800


                                      # # #

The information contained in the foregoing press release, other than historical information, consists of forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In particular, statements containing estimates or projections of future operating or financial performance are not historical facts, and only represent a belief based on various assumptions, all of which are inherently uncertain. Forward-looking statements reflect the current views of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, factors relating to (1) the risk that the businesses of CSN Holdings Corp. and Wheeling-Pittsburgh will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the ability of CSN, CSN Holdings and Wheeling-Pittsburgh to realize the expected benefits from the proposed strategic alliance, including expected operating efficiencies, synergies, cost savings and increased productivity, and the timing of realization of any such expected benefits; (3) lower than expected operating results for Wheeling-Pittsburgh for the remainder of 2006 or for the strategic alliance; (4) the risk of unexpected consequences resulting from the strategic alliance; (5) the risk of labor disputes, including as a result of the proposed strategic alliance or the failure to reach a satisfactory collective bargaining with the production employees; (6) the ability of the strategic alliance to operate successfully within a highly cyclical industry; (7) the extent and timing of the entry of additional competition in the markets in which the strategic alliance will operate; (8) the risk of decreasing prices for the strategic alliance's products; (9) the risk of significant supply shortages and increases in the cost of raw materials, especially carbon slab supply, and the impact of rising natural gas prices; (10) rising worldwide transportation costs due to historically high and volatile oil prices; (11) the ability of the strategic alliance to complete, and the cost and timing of, capital improvement projects, including upgrade and expansion of Wheeling-Pittsburgh's hot strip mill and construction of an additional galvanizing line; (12) increased competition from substitute materials, such as aluminum; (13) changes in environmental and other laws and regulations to which the strategic alliance are subject; (14) adverse changes in interest rates and other financial market conditions; (15) failure of the convertible financing proposed to be provided by CSN to be converted to equity; (16) changes in United States trade policy and governmental actions with respect to imports, particularly with respect to restrictions or tariffs on the importation of carbons slabs; and (17) political, legal and economic conditions and developments in the United States and in foreign countries in which the strategic alliance will operate. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause actual results to differ materially from current expectations. CSN, CSN Holdings and Wheeling-Pittsburgh assume no duty to update forward-looking statements. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained in CSN's and Wheeling-Pittsburgh's filings with the SEC.

The foregoing shall not constitute an offer of any securities for sale. If and when definitive documentation for the proposed strategic alliance is completed, the proposed strategic alliance will be submitted to Wheeling-Pittsburgh Corporation stockholders for their consideration. CSN Holdings will file a registration statement with the SEC, containing a preliminary proxy statement of Wheeling-Pittsburgh Corporation and a preliminary prospectus of CSN Holdings and other relevant documents concerning the proposed strategic alliance. Stockholders of Wheeling-Pittsburgh are urged to read the registration statement and the definitive proxy statement/prospectus, and any other relevant documents filed with the SEC, if and when they become available, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about CSN, CSN Holdings and Wheeling-Pittsburgh, at the SEC's website at www.sec.gov.

CSN and CSN Holdings and their respective directors, authorized persons, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of Wheeling-Pittsburgh in connection with the proposed strategic alliance. Information about the directors and executive officers of CSN is set forth in CSN's Annual Report on Form 20-F for the 2005 fiscal year, as filed on July 3, 2006. CSN and its directors, authorized persons and executive officers do not own any shares of WPC.

Additional information regarding the participants in the proxy solicitation and their respective interests may be obtained by reading the proxy statement/prospectus regarding the proposed strategic alliance if and when it becomes available.